Exhibit 99.1

ChinaCache International Holdings Ltd. Announces Third Quarter 2010 Financial Results

BEIJING, Nov. 5, 2010—ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq: CCIH), the leading provider of Internet content and application delivery services in China, today announced its unaudited interim condensed consolidated financial results for the quarter ended September 30, 2010.

Highlights for Third Quarter 2010

•                  Net revenues increased 57.9% from the corresponding period in 2009 to RMB109.1 million (US$16.3 million)

•                  Net loss was RMB37.7 million (US$5.6 million), compared to net loss of RMB3.1 million in the corresponding period in 2009

•                  Adjusted net income (Non-GAAP), which excludes share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets, was RMB14.8 million (US$2.2 million), compared to RMB65,000 in the corresponding period in 2009

•                  Adjusted EBITDA (Non-GAAP) was RMB35.1 million (US$5.2 million), a 84.6% increase from the corresponding period in 2009

“We had a record third quarter marked by significant growth particularly in our mobile Internet, media and entertainment, and enterprise and E-commerce verticals,” said Mr. Song Wang, co-founder, chairman and chief executive officer of ChinaCache. “We saw healthy demand for our content and application delivery services for mobile data, media and enterprise applications and we continue to make progress in offering our value-added services with our solutions.”

“During the quarter we further expanded our presence in the mobile Internet market by signing additional contracts with China Mobile subsidiaries,” continued Mr. Wang. “We also recently announced our expansion into the cable TV industry, an important industry vertical, demonstrating the critical role for our solutions in China’s network convergence market.”

“Since 1998, ChinaCache has focused on providing solutions tailored for the Chinese market that enhance the reliability and scalability of customers’ online services and applications and improve end-user experience,” concluded Mr. Wang. “We will continue investing to strengthen our position as China’s leading Internet content and application delivery services provider.”

Mr. Robert Yong Sha, chief financial officer of ChinaCache, added, “ChinaCache saw strong top-line growth and continuous improvement in adjusted EBITDA and adjusted net income during the quarter. Looking ahead, managing for profitable growth remains a top priority. We are confident we will achieve our strategic goals while building value for our shareholders.”

On October 1, 2010, the Company’s American depository shares (“ADSs”) started trading on the NASDAQ Global Market. The Company and selling shareholders raised US$96.9 million in gross proceeds from the initial public offering (“IPO”) of 6,970,127 ADSs. The Company will use the IPO net proceeds to expand research and development efforts, fund capital expenditures for network and other equipment, as well as fund working capital and for other general corporate purposes.

Financial Results for the Third Quarter 2010

Net revenues for the third quarter 2010 were RMB109.1 million (US$16.3 million), representing a 57.9% increase from the corresponding period in 2009 and a 15.5% increase over second quarter 2010.

Cost of revenues for the quarter increased by 48.3% year-over-year to RMB77.3 million (US$11.5 million), primarily due to the purchase of more bandwidth and increased share-based compensation expenses. Cost of revenues as a percentage of net revenues was 70.8% compared to 75.4% in the corresponding period in 2009. Non-GAAP cost of revenues as a percentage of net revenues, which exclude the effects of share-based compensation expenses, was 64.2%, compared to 74.7% in the corresponding period in 2009.

Sales and marketing expenses for the quarter increased by 238.5% year-over-year to RMB28.1 million (US$4.2 million), primarily due to a significant increase in share-based compensation expenses. Non-GAAP sales and marketing expenses, which exclude the effects of share-based compensation expenses, were RMB10.1 million (US$1.5 million), a 46.8% increase from the corresponding period in 2009.

General and administrative expenses for the quarter increased by 248.0% year-over-year to RMB19.7 million (US$2.9 million), primarily due to an increase in share-based compensation expenses. Non-GAAP general and administrative expenses, which exclude the effects of share-based compensation expenses, were RMB5.4 million (US$0.8 million), a 1.7% increase from the corresponding period in 2009.

Research and development expenses for the quarter increased by 175.2% year-over-year to RMB11.7 million (US$1.7 million), primarily due to an increase in share-based compensation expenses. Non-GAAP research and development expenses, which exclude the effects of share-based compensation expenses, were RMB3.7 million (US$0.6 million), a 3.3% increase from the corresponding period in 2009.

Total share-based compensation expenses, which were allocated to related costs of revenues and operating expense line items, were RMB47.5 million (US$7.1 million) in the third quarter of 2010, compared to RMB14.2 million in the previous quarter and RMB2.9 million in the corresponding period in 2009, as a result of a significant increase in the fair value of share options from July 1, 2010 to September 30, 2010.

Operating loss was RMB34.7 million (US$5.2 million), which reflected post acquisition settlement consideration expenses of RMB7.0 million (US$1.1 million) for the issuance of 1,030,215 ordinary shares to the original JNet selling shareholders based upon an IPO price of US$13.9 per ADS. The company experienced a negative operating margin for the quarter of 31.8%, compared to negative operating margins of 1.8% in the corresponding period in 2009. Non-GAAP operating profit, which excludes the effects of share-based compensation expenses and post acquisition settlement consideration, was RMB19.8 million (US$3.0 million), a significant increase from the corresponding period in 2009. Non-GAAP operating margin for the quarter was 18.1% compared to 2.4% in the corresponding period in 2009.

Income tax expense was RMB4.1 million (US$0.6 million), compared to income tax expense of RMB298,000 in the corresponding period in 2009. The effective tax rate for the third quarter of 2010 was negative 12.2% compared to negative 10.5% for the corresponding period in 2009.

Net loss was RMB37.7 million (US$5.6 million) compared to net loss of RMB3.1 million (US$0.5 million) in the corresponding period in 2009.  Basic and diluted loss per ADS for the third quarter of 2010 amounted to RMB8.78 (US$1.31) and RMB8.78 (US$1.31), respectively. Basic and diluted loss per ADS based on a pro forma basis for the third quarter of 2010 amounted to RMB2.08 (US$0.31) and RMB2.08 (US$0.31), respectively.

Adjusted net income (Non-GAAP) defined as net income before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets, was RMB14.8 million (US$2.2 million), a significant increase from RMB65,000 in the corresponding period in 2009.  Non-GAAP basic and diluted earnings per ADS for the third quarter of 2010 amounted to RMB2.81 (US$0.42) and RMB2.81 (US$0.42), respectively.

Adjusted EBITDA (Non-GAAP) defined as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets, was RMB35.1 million (US$5.2 million), representing a 26.5% quarter-on-quarter growth or a 84.6% growth from the corresponding period in 2009.

As of September 30, 2010, the Company had cash and cash equivalents of RMB90.4 million (US$13.5 million). The capital expenditures for the third quarter of 2010 were RMB5.5 million (US$0.8 million).

Outlook for Fourth Quarter 2010

ChinaCache currently expects to generate total net revenues in an amount ranging from RMB119.0 million (US$17.8 million) to RMB122.0 million (US$18.2 million) for the fourth quarter of 2010, representing a 67.3% to 71.6% year-over-year increase. This forecast reflects ChinaCache’s current and preliminary view, which is subject to change.

Conference Call Information

The Company has scheduled a conference call and live webcast to discuss the results at 8:30 PM Eastern Daylight Time (EDT) on November 4, 2010, which corresponds to 8:30 AM Beijing time on November 5, 2010.

The dial-in details for the live conference call are as follows:

•                  U.S. Toll Free Number: +1 (866) 242-1388

•                  International dial-in number: +65 6722-6342

•                  Conference ID: 1886-2341

A live and archived webcast of the conference call will be available on the Investors section of ChinaCache’s website at www.ChinaCache.com.

A replay of the conference call will also be available until November 11, 2010 by dialing:

•                  International dial-in number: +1 (866) 214-5335

•                  Conference ID: 1886-2341

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading provider of Internet content and application delivery services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit www.chinacache.com.

Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: non-GAAP cost of revenues, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating profit, non-GAAP adjusted net income, non-GAAP EBITDA and non-GAAP adjusted EBITDA.  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

To present non-GAAP cost of revenues, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expenses.

To present non-GAAP operating profit, the Company excludes share-based compensation expenses and post acquisition settlement consideration.

The Company defines adjusted net income as net income (loss) before share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration and impairment of goodwill and acquired intangible assets.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense, depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA plus share-based compensation expenses, foreign exchange loss or gain, penalties on uncertain tax positions, post acquisition settlement consideration, impairment of goodwill and acquired intangible assets and other expenses that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structures (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                  Adjusted net income, EBITDA and Adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  they do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                  they do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                  they do not reflect income taxes or the cash requirements for any tax payments;

•                  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted net income, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•                  while share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                  other companies may calculate Adjusted net income, EBITDA and Adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollar are based on the effective exchange rate of 6.7011 as of September 30, 2010.

Condensed Consolidated Balance Sheets

(amounts in thousands)

(Unaudited)

	RMB		US$
	As of Sept 30,		As of Sept 30,
	2010	2009	2010
ASSETS
Current Assets
Cash and cash equivalents	90,434	10,339	13,495
Accounts receivable, net of allowance for doubtful accounts	97,711	60,203	14,581
Prepaid expenses and other current assets	36,858	2,213	5,503
Amount due from related parties	59,002	65,333	8,805
Total current assets	284,005	138,088	42,384
Non-current assets
Property & equipment, net	127,983	164,420	19,099
Acquired intangible assets, net	1,249	5,819	186
Goodwill	16,989	16,989	2,535
Long-term deposits	1,759	1,740	263
Total non-current assets	147,980	188,968	22,083
Total Assets	431,985	327,056	64,467

LIABILITIES AND SHAREHOLDERS’ DEFICIT (EQUITY)
Current Liabilities
Short-term bank borrowings	0	10,000	0
Accounts payable	45,340	24,584	6,766
Accrued employee benefits	24,093	23,609	3,595
Accrued expenses and other payables	52,508	31,346	7,836
Income tax payable	24,490	15,061	3,655
Liabilities for uncertain tax positions	26,133	21,585	3,900
Deferred tax liabilities	207	885	31
Dividend payable	130	130	19
Amounts due to related parties	70,862	58,660	10,575
Share-base compensation liability	76,666	14,910	11,441
Current portion of capital lease obligations	4,502	9,685	672
Current portion of long-term bank borrowings	0	1,763	0
Convertible promissory notes	0	24,639	0
Total current liabilities	324,931	236,857	48,490
Non-current liabilities
Deferred tax liabilities	105	16,981	16
Non-current portion of capital lease obligations	3,020	0	451
Amounts due to related parties	9,013	0	1,345
Total non-current liabilities	12,138	16,981	1,812
Total Liabilities	337,069	253,838	50,302
Total Mezzanine equity	524,599	383,095	78,286
Total Shareholders’ (deficit)	(429,683)	(309,877)	(64,121)
Total Liabilities, Mezzanine Equity & Shareholders’ Deficit	431,985	327,056	64,467

Condensed Consolidated Statements of Operations

(amounts in thousands, except number of shares and per share and per ADS data)

(Unaudited)

	RMB			US$
	Three Months Ended			Three Months Ended
	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010

Net Revenues	109,065	94,419	69,064	16,276
Cost of revenues	(77,250)	(64,284)	(52,093)	(11,528)
Gross profit	31,815	30,135	16,971	4,748
Sales & marketing expenses	(28,090)	(17,073)	(8,298)	(4,192)
General & administrative expenses	(19,698)	(8,393)	(5,660)	(2,940)
Research & development expenses	(11,717)	(5,812)	(4,258)	(1,749)
Post-acquisition settlement consideration	(7,034)	(20)	0	(1,050)
Operating Loss	(34,724)	(1,163)	(1,245)	(5,183)
Interest income	93	62	30	14
Interest expense	(1,072)	(898)	(1,634)	(160)
Other expense	180	(265)	165	27
Foreign exchange (loss)/gain, net	1,914	12	(157)	286
Loss before income tax	(33,609)	(2,252)	(2,841)	(5,016)
Income tax (expense)/credit	(4,109)	12,948	(298)	(613)
Net (loss)/income	(37,718)	10,696	(3,139)	(5,629)
Net loss attributable to ordinary shareholders	(46,365)	(2,348)	(10,142)	(6,919)
Loss per ordinary share:
Basic	(0.5489)	(0.0278)	(0.1047)	(0.0819)
Diluted	(0.5489)	(0.0278)	(0.1047)	(0.0819)
Loss per ADS:
Basic	(8.7817)	(0.4447)	(1.6744)	(1.3105)
Diluted	(8.7817)	(0.4447)	(1.6744)	(1.3105)
Weighted average number of ordinary shares used in loss per share computation:
Basic	84,475,892	84,475,892	96,912,599	84,475,892
Diluted	84,475,892	84,475,892	96,912,599	84,475,892
Pro forma loss/(earnings) per ordinary share (unaudited):
Basic	(0.1300)	0.0369	(0.0126)	(0.0194)
Diluted	(0.1300)	0.0369	(0.0126)	(0.0194)
Pro forma loss/(earnings) per ADS (unaudited):
Basic	(2.0807)	0.5901	(0.2011)	(0.3105)
Diluted	(2.0807)	0.5901	(0.2011)	(0.3105)
Weighted average number of ordinary shares used in pro forma loss per share computation (unaudited):
Basic	290,041,317	290,041,317	249,754,662	290,041,317
Diluted	290,041,317	290,041,317	249,754,662	290,041,317

Supplementary Financial Data

(amounts in thousands, except for percentages)

(Unaudited)

	RMB			US$
	Three Months Ended			Three Months Ended
	Sept 30, 2010	June 30, 2010	Sept 30, 2009	Sept 30, 2010
Cost of revenues breakdown
Bandwidth, co-location and storage fees	48,104	42,407	29,014	7,179
Depreciation of network equipment and amortization of acquired intangible assets	14,322	13,920	16,478	2,137
Payroll and other compensation costs of network operations personnel	11,438	5,929	2,720	1,707
Other cost of revenues	3,386	2,028	3,881	505
Total cost of revenues	77,250	64,284	52,093	11,528
Allocation of share-based compensation expenses
Cost of revenues	7,192	2,415	481	1,073
Sales & marketing expenses	18,026	5,220	1,444	2,690
General & administrative expenses	14,282	4,255	337	2,131
Research & development expenses	7,977	2,294	639	1,190
Total costs and operating expenses	47,477	14,184	2,901	7,084
Depreciation and amortization expenses
Cost of revenues	14,810	14,324	16,703	2,210
Sales & marketing expenses	208	185	50	31
General & administrative expenses	175	192	262	26
Research & development expenses	44	44	50	7
Total depreciation and amortization expenses	15,237	14,745	17,065	2,274
Capital expenditures, related to additions of property and equipment	5,556	12,306	224	829
As a percentage of net revenues	5.1%	13.0%	0.3%	5.1%

Supplementary Operating Metrics

(Unaudited)

	FY09				FY09		FY10		FY10*
	Q1	Q2	Q3	Q4		Q1	Q2	Q3

Revenues breakdown by industry verticals
Internet and software	39%	45%	43%	40%	42%	29%	25%	23%	26%
Mobile Internet	12%	11%	12%	14%	12%	16%	15%	18%	16%
Media and entertainment	22%	21%	21%	21%	21%	24%	29%	29%	28%
Enterprises and E-commerce	24%	20%	21%	21%	22%	25%	26%	27%	26%
Government agencies	3%	3%	3%	4%	3%	5%	4%	3%	4%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%
Number of active customers at period end	207	217	252	281		319	418	454
Revenue contributed by Top 5 customers as a percentage of net revenues	32%	36%	39%	36%	35%	35%	32%	33%	33%
Number of employees at period end	216	198	212	221		245	289	319

* On an accumulative basis as of September 30, 2010

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousand RMB, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	Three Months Ended	Three Months Ended
	Sept 30, 2010	Sept 30, 2009

Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, post acquisition settlement consideration and impairment of goodwill and acquired intangible assets

Net loss	(37,718)	(3,139)
Depreciation	14,542	14,003
Amortization	695	3,062
Interest expense	1,072	1,634
Interest income	(93)	(30)
Income tax expense	4,109	298
Share-based compensation	47,477	2,901
Foreign exchange loss/(gain)	(1,914)	157
Penalties on uncertain tax positions	(67)	146
Post acquisition settlement consideration	7,034	0
Impairment of goodwill and acquired intangible assets	0	0
Adjusted EBITDA	35,137	19,032
Margin%	32.2%	27.6%
QoQ growth	26.5%
YoY growth	84.6%

Adjusted net income — defined as net income before share-based compensation expense, foreign exchange loss or gain, penalty on uncertain tax positions, post acquisition settlement consideration and impairment of goodwill and acquired intangible assets

Net loss	(37,718)	(3,139)
Share-based compensation	47,477	2,901
Foreign exchange loss/(gain)	(1,914)	157
Penalties on uncertain tax positions	(67)	146
Post acquisition settlement consideration	7,034	0
Impairment of goodwill and acquired intangible assets	0	0
Adjusted net income	14,812	65
Margin%	13.6%	0.1%
QoQ growth	-41.1%
YoY growth	22687.4%

Cash gross profit — defined as gross profit before share-based compensation expense and depreciation and amortization
Gross profit	31,815	16,971
Plus: depreciation and amortization	14,810	16,703
Plus: Share-based compensation	7,192	481
Cash gross profit	53,817	34,155
Margin%	49.3%	49.5%
QoQ growth	14.8%
YoY growth	57.6%

Non-GAAP cost of revenues — defined as cost of revenues before share-based compensation expense
Cost of revenues	77,250	52,093
Minus: Share-based compensation	(7,192)	(481)
Non-GAAP cost of revenues	70,058	51,612
% of net revenues	64.2%	74.7%
QoQ growth	13.2%
YoY growth	35.7%

Non-GAAP operating expenses — defined as operating expenses before share-based compensation expense
Sales & marketing expenses	28,090	8,298
Minus: Share-based compensation	(18,026)	(1,444)
Non-GAAP sales & marketing expenses	10,064	6,854
% of net revenues	9.2%	9.9%
QoQ growth	-15.1%
YoY growth	46.8%
General & administrative expenses	19,698	5,660
Minus: Share-based compensation	(14,282)	(337)
Non-GAAP general & administrative expenses	5,416	5,323
% of net revenues	5.0%	7.7%
QoQ growth	30.9%
YoY growth	1.7%
Research & development expenses	11,717	4,258
Minus: Share-based compensation	(7,977)	(639)
Non-GAAP research & development expenses	3,740	3,619
% of net revenues	3.4%	5.2%
QoQ growth	6.3%
YoY growth	3.3%

Non-GAAP operating profit/(loss) — defined as GAAP operating profit/(loss) before share-based compensation expense and post acquisition settlement consideration
Operating profit/(loss)	(34,724)	(1,245)
Plus: Share-based compensation	47,477	2,901
Plus: Post acquisition settlement consideration	7,034	0
Non-GAAP operating profit/(loss)	19,787	1,656
Margin%	18.1%	2.4%
QoQ growth	51.7%
YoY growth	1094.9%

Non-GAAP basic and diluted earnings per share and basic and diluted earnings per ADS is calculated based upon adjusted net income divided by weighted average number of ordinary shares and number of ADSs, respectively.

Adjusted net income	14,812	65
Weighted average number of ordinary shares used in earnings per share computation:
Basic	84,475,892	96,912,599
Diluted	84,475,892	96,912,599
Earnings per ordinary share:
Basic	0.1753	0.0007
Diluted	0.1753	0.0007
Earnings per ADS:
Basic	2.8054	0.0107
Diluted	2.8054	0.0107

CONTACT:	ChinaCache International Holdings Ltd.
Mr. Wei An, Vice President of Corporate Communications
+86 (10) 6437-3399
wei.an@chinacache.com

Brunswick Group LLP
Ms. Yue YU
+86 (10) 6566-2256
Ms. Susan Stillings
Ms. Cindy Zheng
+1 (212) 333-3810
chinacache@brunswickgroup.com